 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* W.K Kellogg Foundation Trust (Last) (First) (Middle) The Bank of New York One Wall Street - 19th Floor (Street) New York, NY 10286 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Kellogg K 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/08/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	04/08/2003	04/08/2003	S		20,000	D	31.3307	125,864,940 Note (1)	D Note (1)	Note (1)
								$721,920 Note (2)	I	Note (2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

(1) Shares are owned by the W.K. Kellogg Foundation Trust (the "Trust") of which Jonathan T. Walton, William C. Richardson, Carlos M. Gutierrez, and The Bank of New York are Trustees and the W.K. Kellogg Foundation (the "Foundation") is the sole beneficiary.

(2) Shares are owned by the Carrie Staines Kellogg Trust #5977 of which the Foundation is currently a beneficiary.

By:	Date:
/s/ Catherine P. Boyle	04/09/2003
Vice President, The Bank of New York as Corporate Trustee
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* W.K Kellogg Foundation Trust (Last) (First) (Middle) The Bank of New York One Wall Street - 19th Floor (Street) New York, NY 10286 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Kellogg K	Statement for (Month/Day/Year) 04/08/2003

Joint Filer Information

Name: W.K. Kellogg Foundation

Address: One Michigan Avenue East
         Battle Creek, MI 49017-4058

Designated Filer: W.K. Kellogg Foundation Trust

Issuer & Ticker Symbol: Kellogg Company (K)

Date(s) of Event(s) Requiring Statement: 04/08/03

Signature: /s/ Catherine P. Boyle*
                Vice President
                The Bank of New York

*Signing pursuant to a power-of-attorney dated as of February 27, 2003.

Additional Information Reported For This Form
Name and Address of Reporting Person* W.K Kellogg Foundation Trust (Last) (First) (Middle) The Bank of New York One Wall Street - 19th Floor (Street) New York, NY 10286 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Kellogg K	Statement for (Month/Day/Year) 04/08/2003

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the W. K. KELLOGG FOUNDATION, a Michigan nonprofit corporation ("Foundation"), hereby constitutes and appoints each of NEWTON P.S. MERRILL, CLAUDIA D. WARD, CATHERINE P. BOYLE and GLENN V. GRILLO, in their capacity as officers of The Bank of New York, as its true and lawful attorneys-in-fact to:

(1)        execute for and on behalf of the Foundation any reports, including reports on Forms 3, 4 and 5, required to be filed by the Foundation under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules thereunder ("Section 16 Reports");

(2)        do and perform any and all acts for and on behalf of the Foundation which may be necessary or desirable to complete the execution of any such Section 16 Reports referred to above and the timely filing of such Section 16 Reports with the United States Securities and Exchange Commission ("SEC") and any other authority; and

(3)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the Foundation, it being understood that the documents executed by such attorney-in-fact on behalf of the Foundation pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The powers granted above may be exercised by any one of such attorneys-in-fact acting alone.

The Foundation grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The Foundation acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the Foundation, are not assuming any of the Foundation's responsibilities to comply with Section 16 of the Exchange Act.

This Power of Attorney shall be effective on the date set forth below and shall continue in full force and effect as long as the Foundation shall be required to file Section 16 Reports or until such earlier date on which written notification executed by the Foundation is filed with the SEC or delivered to the attorneys-in-fact named above expressly revoking this Power of Attorney.

By this instrument, the Foundation revokes the Power of Attorney executed on September 24, 2002. Such revocation shall be effective upon filing this instrument with the SEC.

IN WITNESS WHEREOF, the Foundation has caused this instrument to be executed by GREGORY A. LYMAN, its Senior Vice President and Corporate Secretary, on this 27th day of February, 2003.

                                        W. K. KELLOGG FOUNDATION

                                        By:   \s\ Gregory A. Lyman
                                           Gregory A. Lyman, Sr. Vice President
                                          and Corporate Secretary

ATTEST:

   \s\ Mary Carole Cotter
Mary Carole Cotter, Assistant
Corporate Secretary

STATE OF MICHIGAN        )
                        )
COUNTY OF CALHOUN        )

I,   Rochelle L. Hopkins , a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY that Gregory A. Lyman and Mary Carole Cotter, personally known to me to be the same persons whose names are subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that such persons signed, sealed and delivered said instrument as their free and voluntary act, for the uses and purposes therein set forth.
GIVEN under my hand and notarial seal this 27th day of February, 2003.

                                           \s\ Rochelle L. Hopkins
                                        Notary Public

                           ROCHELLE L. HOPKINS
                           NOTARY PUBLIC CALHOUN CO., MI
My Commission Expires:    MY COMMISSION EXPIRES Jan 3, 2005